December 30, 2010

Ibolya Ignat, Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC   20549

Mr. or Ms. Ignat:

This letter is in response to your comment letter dated December 3, 2010. The Company understands that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dependence on Major Customers, page 5

  The discussion on page 5 in “Dependence on Major Customers” is discussing the major customers related to product sales. The discussion on page 6 in “We rely on a limited number of customers for a large portion of our revenues” is discussing major customers related to total revenues.

Patents and other intellectual property, page 7

  The Company is not substantially dependent on any patent or group of patents that need to be specifically identified.

We rely on third parties for raw materials, page 10

  There are no written of verbal agreements in place with our vendors (third parties). Raw material orders are placed with vendors as the materials are needed.

Item 9A(T). Controls and Procedures, page 20

  In the following paragraph from page 21, management states that the controls were effective. “Based on the Company’s processes and assessment, as described above, management has concluded that, as of December 31, 2009, the Company’s internal control over financial reporting was effective. The Company’s assessment included documenting, evaluating and testing the design and operating effectiveness of its internal controls over financial reporting.”

  In subsequent filings, we have included the sentence in Evaluation of Disclosure Controls and Procedures, “Based on that evaluation, our Chief Executive Officer and Principal Financial and Accounting Officer concluded that the Company’s disclosure controls and procedures were effective.”

If you have any questions or concerns, please feel free to contact me directly at 1-856-697-4379.

Regards,

/s/ Philip S. Forte

Philip S. Forte

Chief Financial Officer